                                                                                                          510 Burrard St, 3rd Floor
                                                                                                          Vancouver BC, V6C 3B9
www.computershare.com
Date: April 17, 2015

To: All Canadian Securities Regulatory Authorities

Subject: ALDERON IRON ORE CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 14, 2015
Record Date for Voting (if applicable) :	May 14, 2015
Beneficial Ownership Determination Date :	May 14, 2015
Meeting Date :	June 18, 2015
Meeting Location (if available) :	TBD, Vancouver, B.C.
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	01434T100	CA01434T1003

Sincerely,

Computershare
Agent for ALDERON IRON ORE CORP.